Technology · Main Street · Retail · Yoga · Lifestyle

Ghost Flower

World's only activewear with the body's energy network woven in.

GHOSTFLOWER.COM HOUSTON TEXAS





Different than activewear companies led by fashion experts, Ghost Flower originated from my life-changing experience of healing my back injury using stretch and yoga. Our team created activewear to empower women to understand how they can also self-heal and re-energize their bodies, and look great doing it!

Susan Peebler Founder, CEO @ Ghost Flower

Why you may want to support us...

1. Online YoY growth of over 170% in 2020, even during the pandemic.
2. Founders personally invested over $1.6M in contributed capital for R&D, design, production and launch.
3. First strategic co-brand with Suzanne Somers Inc., finalized April 2020.
4. Unique, innovative women's activewear in a $398B market that's growing at 6.8% CAGR.
5. High customer satisfaction: 82% of reviews are 5-star; 8.0% return rate (industry average is 20%).
6. Featured in Vogue, Shape, Goop, Thrive Global, and the cover of Oxygen magazine.
7. First Series Seed Round of $203K closed in November 2019, with a post valuation of $750,000.

Why investors ❤ us

WE'VE RAISED $798,300 SINCE OUR FOUNDING



Yoga was the only approach I found to heal the back pain that comes with 25 years of slouching over an operating table. When I learned about Ghost Flowers unique approach to facilitating the access of channels and accupressure points into a practice I jumped at the chance to invest. The concept is brilliant and their management team is top notch.

David Thoman Director Advanced Surgical Associates of Santa Barbara

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $150,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Susan Peebler
Founder, CEO
An accomplished geophysicist who switched careers to follow her passion for building a reimagined activewear company. It was her vision to create activewear that would integrate eastern and western medicine within the designs.



Robert Peebler
Co-Founder, Executive Chairman
Strong Executive experience including CEO of two small cap publicly traded companies (nasdaq, NYSE), plus a serial entrepreneur with hands-on experience building and investing in both B2B and B2C consumer businesses.



Bonnie Crotzer
Co-Founder, Business Development Manager, NY
An expert in dance, resistive stretching and yoga. She has been active in all aspects of the business. Bon has been a hands-on co-founder who has helped shape the vision, co-created the Ghost Flower yoga practice, and runs our social media platform.



Kaita Mrazek
Co-Founder, Advisor
An expert in movement, pilates, dance, and yoga, she co-created the Ghost Flower yoga practice and teaches Ghost Flower classes in Santa Barbara. She created the ambassador program, and created original content for emails and social media platforms.



Dr. Daniel Keown MCEM, MBChB, Lic. Ac.
Chief Scientist
A practicing doctor, emergency physician, and acupuncturist. He is a best selling author, bridging the divide between Western and Eastern medicine with his two books, "The Spark in the Machine", and "The Uncharted Body".



Tali Rechnitz
Production Manager
Manages production of clothing, trim and packaging manufacturers as well as assisting in inventory management and other operational support roles.



Ulises Mancia
Pattern and Fit Specialist
Master problem solver and pattern maker; created all of Ghost Flower's pattern blocks.



Violet Somers
Designer
Winner, Young designer of the year. Responsible for innovative new designs which will be launched in 2021.



Danielle Pierre
Marketing Executive, Marketing 360
Manager for all of Ghost Flower Digital Marketing programs coordinating efforts between company staff and Marketing 360 team.

In the news

THRIVE No Logo No Logo No Logo Independ

Downloads

- 2020 SMP plan presentation-4Wefunder.pdf
- Ghostflower Story in Pictures for Wefunder.pdf

Women want to take back control of their own health & wellness

Women want ways to heal, recover and re-energize their bodies without reaching for the medicine cabinet. We created activewear that offers a wearable guide to self-care, and have built an online community for customers to learn together. Our year over year growth has been over 170%.



Our Founder & CEO wanted to find a natural alternative for healing.

Our CEO, Susie Peebler, suffered from a serious back injury. Rather than surgery, she used yoga to self-heal. She later discovered that by stretching along energy channels and pressing related acupressure points, she could release pain and improve her flexibility. She used a magic marker to draw the energy channels and points on her yoga pants for visual guidance. This was her inspiration to create Ghost Flower.



Marrying fashion with science and a deeper purpose, combined with a learning community creates a disruption to the activewear business.

Created by experts in eastern medicine, stretch, and movement, we incorporated the body's energy network into the designs. The styles are flattering on all body shapes, as the body's vertical energy channels naturally follow your muscles and curves. We call this "designed by nature". Our team also created a Ghost Flower practice to show how to use the clothes to unblock pain and re-energize the body.



How it works: A wearable guide to self-healing

The seams represent the energy channels and the logos highlight key acupressure points. Roll, massage and stretch along the seams or use them for reference in yoga poses. Press, massage or place a ball on a logo to stimulate key acupressure points.


Roll
Press
Stretch
Vibrate

Our team has a unique blend of eastern medicine, stretch and movement expertise

Our Chief Scientist, Dr. Daniel Keown, is a doctor in both western and eastern medicine and is a practicing acupuncturist. He has written two best sellers, The Spark in the Machine, and The Uncharted Body. He has helped with the accuracy of the designs along with Bonnie Crotzer, an expert in fascia, stretch and yoga. Kaita Mrazek, an expert in Pilates and movement, and Nell LeBlanc, an acupressure expert rounded out the original core team.



Major Milestones


Launched Ghost Flower with 153 SKUs representing all five Chinese Elements
Mar. 2018
June 2018
First major wholesale agreement with ecommerce giant Carbon38
Seed investment of $200k
Nov. 2019
Nov. 2019
Second collection released, bringing total SKUs to 256
Introduction of the highly successful Onesie
Nov. 2019
May 2020
Completed first strategic co-brand with Suzanne Somers, Inc.
YOY online sales increased by 170%; total revenue increased by 425%
May 2020
June 2020
Suzanne nearly sells out of Ghost Flower inventory during co-brand launch show

Our first collection was a time intensive effort to ensure the patterns were technically accurate. Now, those can be used for all subsequent collections, saving time and money.

Series seed round: Over 98% of the company's funding was provided by founders Bob & Susie Peebler in the form of convertible and promissory notes until the $203,500 series seed round, which was mainly from outside investors. The company's post valuation was $750,000 and allowed us to develop the second collection.

Introduction of the Onesies: Our designers stepped up with unique designs as part of our new collection. We sold out of the Earth Onyx Onesies after just 15 days. Our Wood Pines Onesie has been our top seller and we are nearly sold out. These have been our hottest products to date and have become some of our signature pieces.

Completion of our first major co-brand with Suzanne Somers: Wellness advocate and mega-superstar, Suzanne Somers first introduced Ghost Flower on her shows back in July 2019. In April 2020, we completed our first co-brand, and in June 2020, Suzanne featured the co-brand on her show, which nearly sold out in 24 hours.


suzanne™
FOR GHOST FLOWER
"I'm thrilled to present my first co-brand with Ghostflower Activewear! This gorgeous seamless fabric has the most comfortable stretch, perfect for exercise or leisure. The design is inspired by the Earth element in Chinese medicine, with the meridians and pressure points outlined for self-healing."
Seamless comfort, stretch-knit fabric
Made in the USA
Small, stitched diamonds mark acupressure points
Woven seams trace Earth channels (stomach, spleen)

Key Metrics to Date

1. Entering the new year with a new collection and a recently hired digital marketing firm (Marketing 360), we have seen online yr/yr sales increase by 170%. Including wholesale, our revenues are up 425%.

2. Average discounts are down from 30% to less than 10%

3. Returns are only 8% (compared to the industry average of 20%)

4. Our average price per unit is $168, up 25%

5. Total orders are up by 110%.

The Market

Ghost Flower is at the intersection of three of the fastest growing industries in the world: yoga/activewear, health & wellness, and alternative medicine.


Yoga/Activewear
$547 B
By 2024
Health and Wellness
$542 B
4.8% growth rate
Alternative Medicine
$297 B
by 2027

(Source: alliedmarketresearch.com)

Our primary target market is the Gen X age group (35-44) who are the highest wage earners. Our secondary target are the Millennials (23-38). The Gen X group typically spends 50% more than Millennials.

Go Forward Plans

Revenue for 2020 will be from activewear, although we plan to expand beyond activewear to include complementary products such as vibrating rollers, balls and various health and wellness products that support our mission. By 2025, we will be introducing our first flagship Ghost Flower spa and retreat, which will include Ghost Flower retail, practice studios, hyper-oxygenated water therapy, acupressure massage, juice bars, and a plant-based restaurant.


Net Revenues
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
2020
2021
2022
2023
2024

These forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We design, manufacture, and sell high-end women's activewear that flatters all body shapes while offering a deeper purpose of self-healing and revitalization. We are the world's only activewear with the body's energy network and acupressure points woven into the designs. This serves as a self-care guide for women's health and wellness.

Where will your company be in 5 years?

Our plan is to be a multi-million dollar, profitable company that sells fashionable activewear and related products and services that serve our mission. Phase II, planned for years 4-5, will be the launch of our first experiential Ghost Flower Wellness Center and Spa, which will include movement classes, oxygenated water therapy , acupressure and energy channel massage, a retail space for our activewear products, as well as a juice and food bar.

Why did you choose this idea?

Different than activewear companies led by fashion experts, Ghost Flower originated from my life-changing experience of healing my back injury using stretch and yoga. Our team created activewear to empower women to understand how they can also self-heal and re-energize their bodies, and look great doing it!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Ghost Flower is at the intersection of the 3 fastest growing industries in the world: Yoga, Health and Wellness, and Alternative medicine. The global activewear industry is expected to reach $547 B by 2024 (Allied Market Research). We recognized that fashion and quality still play a big role in activewear purchases, but women are also pursuing more meaning in their lives with a focus on taking charge of their own health. Ghost Flower is unique in offering activewear with a roadmap of acupressure points and energy channels "woven in" that guides women to self care. Health and wellness is a growing $542 B industry and the recent pandemic has further heightened people's awareness. Alternative medicine is expected to be $297 B by 2027.

How far along are you? What's your biggest obstacle?

We put significant resources into our original designs to incorporate the energy channels and acupressure points into the activewear. Now, those patterns are complete and can be used for all our subsequent collections. After our self funding rounds, we had our first series seed round in Nov 2019, raising $203,500 to build a new collection, and launched a new digital marketing campaign. Our customers recognize our activewear's superior quality as reflected in low returns (8.0% compared to industry norms of 20%), and repeat business approaching 20%. Our biggest obstacle is to more rapidly expand our customer base, which will require significantly more marketing resources. This is one of the primary reasons for this capital raise.

Who competes with you? What do you understand that they don't?

Companies in the activewear business are still mostly fashion driven. They compete on style and fabric rather than from a deeper health and wellness angle. We are competing by matching and often exceeding our competitors on fashion while going beyond by offering women a built-in road map for self care as well as a deeper understanding of their body. Our strategy is to target a rapidly growing niche of women who not only love fashion, but also have a strong interest in taking control of their health and wellness.

How will you make money?

Selling activewear, reselling curated wellness products, online and in-studio movement classes, and in the future, GhostFlower Spa and Wellness Centers where we will offer both services and retail sales. As our customer base grows, we will expand our offerings to include videos, subscriptions, educational classes, workshops, and retreats.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our greatest risk is running out of money before we can build a much larger loyal customer base. The challenge includes how to most effectively market our offering which includes an educational component. We must significantly ramp up our social media/digital marketing efforts and we also must find the right balance between wholesale and online retail. In the longer term we believe it's important to have a "bricks and mortar" retail presence which we plan in the form of pop-ups and Ghost Flower Spa and Wellness Centers. This move will significantly augment and shift our business model to health and wellness in addition to activewear.

Why have a Chief Scientist in an activewear company?

Our activewear is based on the integration of western and eastern medicine. We needed an expert to help us with the designs to ensure the proper placement of the seams to align with the energy channels (Meridians) and the acupressure points, and to ensure that our messaging was accurate. We also need continued help with our customer's education on understanding the flow of energy (Qi), the origins of energy channels, and how to unlock stagnant Qi to improve the overall health and wellness of our customers. Dr. Daniel Keown is an authority on the integration between eastern and western medicine and is a licensed doctor in both professions. He has written two best sellers, The Spark in the Machine and The Uncharted Body.

The activewear market seems to be saturated so how do you survive with all of this competition?

Our integration of science and wellness into our activewear allows us to stand out in the crowded marketplace. There are estimated to be around 3,000 companies in the activewear market, with the majority of them early stage ventures. Out of the early-stage "up and coming" brands, a few will rise to be industry leaders. It's estimated that 62% of the early stage companies ship less than 100 units/year and 81% ship less than 1,000 units. Last year, Ghost Flower sold 1,021 units and projects 2,500 units for 2020. Even though we are still at an early development stage, we have already reached the top 19%, and by 2022 we are projecting to be in the top 5% of early entrants. We have excellent products that are loved by our customers and our game plan is to now rapidly broaden our customer exposure via digital marketing and strategic wholesale deals. (market data source: PipeCandy and 3rd party research reports)

As an investor, how will I get a return on my investment? What is your exit strategy?

There's always the possibility of launching an IPO, but more realistically, once we accomplish our goal of building a significantly larger customer base, we should be an attractive investment for either later stage venture capital that targets fashion, and/or strategic investors. Often, small, early stage investors can sell into these transactions as well. Our longer-term goal would be to either sell to a strategic investor or to a private equity firm who are looking for a clearly differentiated growth brand.

Fun Fact: How did you get your name Ghost Flower?

Founders Susie and Bob Peebler were driving through the desert in the heat of the summer when it started to rain. They noticed flowers starting to bloom in response to the moisture. They were enamored by the desert beauty and how the flowers so quickly bloomed with just a little bit of nurturing. They later discovered a flower called Ghost Flower which becomes transparent when wet, revealing their own "energy veins". This was similar to the idea we were trying to convey: Your body too can blossom with a little nurturing, thanks to your own energy network.